UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No.   )
Cypress Bioscience, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
232674507

(CUSIP Number)
Peter Kolchinsky
RA Capital Management, LLC
20 Park Plaza, Suite 905
Boston, MA 02116

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 13, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	66704V101

1	NAMES OF REPORTING PERSONS. RA Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		2,107,392[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,107,392[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,107,392[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1   These shares represent 1,055,200 shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and 1,052,192 shares held by Blackwell Partners, LLC (“Blackwell”). RA Capital Management, LLC (“Capital”) is the general partner of Fund and the investment adviser of Blackwell. Peter Kolchinsky is the sole manager of Capital.

CUSIP No.	66704V101

1	NAMES OF REPORTING PERSONS. Peter Kolchinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,107,392[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,107,392[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,107,392[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1   These shares represent 1,055,200 shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and 1,052,192 shares held by Blackwell Partners, LLC (“Blackwell”). RA Capital Management, LLC (the “Capital”) is the general partner of Fund and the investment adviser of Blackwell. Peter Kolchinsky is the sole manager of the Adviser.

CUSIP No.	66704V101

1	NAMES OF REPORTING PERSONS. RA Capital Healthcare Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,055,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,055,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,055,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1. Security and Issuer
Name of Issuer: Cypress Bioscience, Inc. (the “Issuer”)

Title of Class of Equity Securities: Common Stock, par value $0.001 per share

Address of Issuer’s Principal Executive Offices: 4350 Executive Drive, Suite 325, San Diego, California 92121
Item 2. Identity and Background.
(a)	Name:

This joint statement on Schedule 13D is being filed by Peter Kolchinsky, RA Capital Management, LLC, and RA Capital Healthcare Fund, L.P., who are collectively referred to herein as the “Reporting Persons.” Mr. Kolchinsky (the “Manager”) is the manager of RA Capital Management, LLC (“Capital”), which is the investment adviser and sole general partner of RA Capital Healthcare Fund, L.P. (“Fund”) and serves as the investment adviser to a separate discretionary account. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b)	Residence or Business Address:

The address of the principal business office of each of the Reporting Persons is 20 Park Plaza, Suite 905, Boston, MA 02116.

(c)	Principal Occupation:

Peter Kolchinsky, Manager, RA Capital Management, LLC, 20 Park Plaza, Suite 905, Boston, MA 02116

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding.

(e)	The Reporting Person have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

(f)	Citizenship or Place of Organization:

Capital is a Massachusetts limited liability company. The Fund is a Delaware limited partnership. The Manager is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons expended an aggregate of approximately $7,598,192 to purchase the 2,107,392 shares of the Issuer’s common stock in the open market. Such transactions were effected in open market purchases and acquired in the ordinary course of business. The Manager acquired his interest in the shares of the Issuer’s common stock through their ownership in Capital and Fund.
     The Reporting Persons used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.

Item 4. Purpose of Transaction
     On September 13, 2010, the Reporting Persons sent to the Board of Directors of the Issuer a letter (the “Letter”) proposing that the Issuer take immediate steps to enter into immediate negotiations with Ramius and any other party for an acquisitions of the Issuer at a price of $4.00 per share or higher. A copy of the Letter is filed as Exhibit 2 to this Schedule 13D and is incorporated herein in its entirety by reference.
     No assurances can be given that any of the proposals outlined in the Letter will be implemented or consummated.
     Regardless whether or not the Issuer decides to implement any of the proposals set forth in the Letter, the Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of common stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. In addition, the Reporting Person may in the future make additional proposals to the Issuer relating to, or that could result in, a change of control transaction, an extraordinary transaction, or change of the present Board of Directors or management of the Issuer.
Item 5. Interest in Securities of the Issuer
     (a) Amount beneficially owned and percentage of class:

RA Capital Management, LLC	2,107,392 shares of Common Stock, representing 5.46% of the class
Peter Kolchinsky	2,107,392 shares of Common Stock, representing 5.46% of the class
RA Capital Healthcare Fund, L.P.	1,055,200 shares of Common Stock, representing 2.73% of the class
     (b) Voting and disposition powers:

Sole power to vote or direct the vote:

RA Capital Management, LLC	2,107,392 shares of Common Stock, representing 5.46% of the class
Peter Kolchinsky	0 shares of Common Stock, representing 0% of the class
RA Capital Healthcare Fund, L.P.	1,055,200 shares of Common Stock, representing 2.73% of the class

Shared power to vote or direct the vote:

RA Capital Management, LLC	0 shares of Common Stock, representing 0% of the class
Peter Kolchinsky	2,107,392 shares of Common Stock, representing 5.46% of the class
RA Capital Healthcare Fund, L.P.	0 shares of Common Stock, representing 0% of the class

Sole power to dispose or direct the disposition:

RA Capital Management, LLC	2,107,392 shares of Common Stock, representing 5.46% of the class
Peter Kolchinsky	0 shares of Common Stock, representing 0% of the class
RA Capital Healthcare Fund, L.P.	2,107,392 shares of Common Stock, representing 2.73% of the class

Shared power to dispose or direct the disposition:

RA Capital Management, LLC	0 shares of Common Stock, representing 0% of the class
Peter Kolchinsky	2,107,392 shares of Common Stock, representing 5.46% of the class
RA Capital Healthcare Fund, L.P.	0 shares of Common Stock, representing 0% of the class

(c) The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share
RA Capital Healthcare Fund, LP	Open market purchase	19-Jul-10	75,225	$3.3636
RA Capital Healthcare Fund, LP	Open market purchase	19-Jul-10	50,150	$3.3575
Blackwell Partners, LLC	Open market purchase	19-Jul-10	74,775	$3.3636
Blackwell Partners, LLC	Open market purchase	19-Jul-10	49,850	$3.3575
RA Capital Healthcare Fund, LP	Open market purchase	29-Jul-10	100,300	$3.595
RA Capital Healthcare Fund, LP	Open market purchase	29-Jul-10	150,450	$3.5983
Blackwell Partners, LLC	Open market purchase	29-Jul-10	99,700	$3.595
Blackwell Partners, LLC	Open market purchase	29-Jul-10	149,550	$3.5983
RA Capital Healthcare Fund, LP	Open market purchase	30-Jul-10	5,015	$3.585
Blackwell Partners, LLC	Open market purchase	30-Jul-10	4,985	$3.585
RA Capital Healthcare Fund, LP	Open market purchase	4-Aug-10	25,075	$3.6343
RA Capital Healthcare Fund, LP	Open market purchase	4-Aug-10	25,076	$3.65
Blackwell Partners, LLC	Open market purchase	4-Aug-10	24,925	$3.6343
Blackwell Partners, LLC	Open market purchase	4-Aug-10	24,924	$3.65
RA Capital Healthcare Fund, LP	Open market purchase	5-Aug-10	12,538	$3.6
Blackwell Partners, LLC	Open market purchase	5-Aug-10	12,462	$3.6
RA Capital Healthcare Fund, LP	Open market purchase	6-Aug-10	46,439	$3.55
Blackwell Partners, LLC	Open market purchase	6-Aug-10	46,161	$3.55
RA Capital Healthcare Fund, LP	Open market purchase	9-Aug-10	11,234	$3.6735
Blackwell Partners, LLC	Open market purchase	9-Aug-10	11,166	$3.6735
RA Capital Healthcare Fund, LP	Open market purchase	27-Aug-10	50,000	$3.48
RA Capital Healthcare Fund, LP	Open market purchase	27-Aug-10	92,500	$3.465
Blackwell Partners, LLC	Open market purchase	27-Aug-10	92,500	$3.465
Blackwell Partners, LLC	Open market purchase	27-Aug-10	50,000	$3.48
RA Capital Healthcare Fund, LP	Open market purchase	30-Aug-10	58,115	$3.2485
Blackwell Partners, LLC	Open market purchase	30-Aug-10	58,115	$3.2485
RA Capital Healthcare Fund, LP	Open market purchase	31-Aug-10	3,350	$3.1991
Blackwell Partners, LLC	Open market purchase	31-Aug-10	3,350	$3.1991
RA Capital Healthcare Fund, LP	Open market purchase	1-Sep-10	48,981	$3.2709
Blackwell Partners, LLC	Open market purchase	1-Sep-10	48,981	$3.2709
RA Capital Healthcare Fund, LP	Open market purchase	2-Sep-10	13,802	$3.27
RA Capital Healthcare Fund, LP	Open market purchase	2-Sep-10	84,100	$3.3256
Blackwell Partners, LLC	Open market purchase	2-Sep-10	13,798	$3.27
Blackwell Partners, LLC	Open market purchase	2-Sep-10	84,100	$3.3256
RA Capital Healthcare Fund, LP	Open market purchase	3-Sep-10	18,750	$3.3329
Blackwell Partners, LLC	Open market purchase	3-Sep-10	18,750	$3.3329
RA Capital Healthcare Fund, LP	Open market purchase	7-Sep-10	100,000	$3.3759
Blackwell Partners, LLC	Open market purchase	7-Sep-10	100,000	$3.3759
RA Capital Healthcare Fund, LP	Open market purchase	8-Sep-10	83,400	$3.3893
Blackwell Partners, LLC	Open market purchase	8-Sep-10	83,400	$3.3893
RA Capital Healthcare Fund, LP	Open market purchase	9-Sep-10	700	$3.38
Blackwell Partners, LLC	Open market purchase	9-Sep-10	700	$3.842
     (d) N/A
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

     Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities. Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	—	Joint Filing Agreement, dated September 13, 2010, among RA Capital Healthcare Fund, L.P., RA Capital Management, LLC and Peter Kolchinsky

Exhibit 2	—	Letter to the Board of Directors of the Issuer, dated September 13, 2010

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 13, 2010

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Management, LLC General Partner

By:	/s/ Peter Kolchinsky
Name:	Peter Kolchinsky
Title:	Manager

RA CAPITAL MANAGEMENT, LLC

PETER KOLCHINSKY

/s/ Peter Kolchinsky